A0782282

2133959

FILED
Secretary of State
State of California
MAR 18 2016

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
IRIS BIOTECHNOLOGIES INC.

The undersigned certifies that:

1. He is the President and Secretary of Iris Biotechnologies Inc., a California corporation (the "Corporation");

2. Article IV of the Articles of Incorporation of the Corporation is hereby amended in full to read as follows:

"This corporation is authorized to issue two classes of shares, which shall be known as Common Stock and Preferred Stock respectively, both of which shall have no par value. The total number of shares of Common Stock, which this corporation is authorized to issue, is One Hundred Million (100,000,000) shares, and the total number of shares of Preferred Stock this corporation is authorized to issue is Twenty Five Million (25,000,000) shares. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series.

The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

3. The foregoing amendment of the Article of Incorporation has been duly approved by the board of directors of the Corporation.

4. The foregoing amendment of the Article of Incorporation has been duly approved by the required vote of shareholders of the Corporation in accordance with Section 902 of the Corporation Code. The total number of outstanding shares of the Corporation is 19,607,177 shares of common stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

DATED: March 18, 2016.

Simon S.M. Chin, President and Secretary